SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on July 26, 2012.

1.              Date, time and venue:  On July 26, 2012, starting at 6:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.              Attendance:  Messrs.  Victorio Carlos De Marchi and Carlos Alves de Brito, co-chairmen, and Messrs. Marcel Herrmann Telles, Vicente Falconi Campos, José Heitor Attilio Gracioso, and Paulo Alberto Lemann.

3.              Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.              Resolutions:

4.1. Capital Increase. To approve a capital increase in the amount of R$1,618,873.46, with no issuance of shares and under the authorized capital, in accordance with Section 9 of the By-Laws, by means of the capitalization of the Investment Reserve account, with the amount of R$1,536,594.53 being related to resources from SUDENE and R$82,278.86 from SUDAM, both referring to the fiscal year of 2011.  These amounts were included in the financial statements approved by the General Shareholders’ Meeting held on April 27, 2012 under the Investment Reserve account, when, rigorously, they are part of the Government Grant Reserve Account, because they constitute the portion of the net profits that derive from government grants related to investments.

4.2. Ratification of the Capital Increase. After verification of the subscription and payment, by the shareholders of the Company, of 4,264,064  newly issued ordinary shares and 3,328,579  newly issued preferred shares, issued pursuant to the General Shareholders’ Meeting held on April 27, 2012, to ratify an increase in the capital stock of the Company in the amount of R$432,285,051.62  and to allocate the amount of R$318,171.53 as capital reserve, in the “Goodwill Reserve on Subscribed Shares” account.  The newly issued shares shall participate in equal conditions to the other shares in all benefits and advantages that may be declared as from the date hereof.

4.3. Capital Stock. As a result of the resolutions above, the capital stock of the Company is now of R$12,176,961,789.32, divided into 3,126,754,547  shares, being 1,755,399,395  common shares and 1,371,355,152  preferred shares.

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5.              Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, July 26, 2012.

/s/ Victorio Carlos De Marchi	/s/ Carlos Alves de Brito

/s/ Marcel Herrmann Telles	/s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso	/s/ Paulo Alberto Lemann

/s/ Pedro de Abreu Mariani Secretary

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer